APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Otto's Nashville
Balance Sheet - unaudited
For the period ended 12/31/18

	Current Period
	31-Dec-18
ASSETS	
Current Assets:	
Cash	$ 4,855.00
Accounts Receivables	-
Total Current Assets	4,855.00
Fixed Assets:	
Land	-
Buildings	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 4,855.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Other Liabilities	27,000.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	27,000.00
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Owner's Equity	(22,145.00)
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	(22,145.00)
TOTAL LIABILITIES & EQUITY	**$ 4,855.00**

Balance Sheet Check   -

Otto's Nashville
Balance Sheet - unaudited
For the period ended 12/31/19

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 75,928.00
Accounts Receivables	-
Inventory	-
Total Current Assets	75,928.00
Fixed Assets:	
Land	-
Buildings	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 75,928.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Other Liabilities	33,000.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	33,000.00
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Owner's Equity	42,928.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	42,928.00
TOTAL LIABILITIES & EQUITY	**$ 75,928.00**
Balance Sheet Check	-

Otto's Nashville
Income Statement - unaudited
2018 & 2019

	Current Period	Prior Period
	1/1/2019 to 12/31/2019	3/5/2018 to 12/31/2018
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
	$ -	$ -
NET INCOME (LOSS)	$ -	$ -

Louisa Green

I, __ , certify that:

1. The financial statements of 4210 Charlotte Partners, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of 4210 Charlotte Partners, LLC has not been included in this Form as 4210 Charlotte Partners, LLC was formed on 03/05/2018 and has not filed a tax return to date.

Signature   _DocuSigned by:_
Louisa Green
A65EA2BD8C51497...

Name: Louisa Green

Title: Managing Member